Filed Pursuant to Rule 424(b)(3)
Registration No. 333-222533

JONES LANG LASALLE INCOME PROPERTY TRUST, INC.
SUPPLEMENT NO. 13 DATED APRIL 1, 2019
TO THE PROSPECTUS DATED JULY 6, 2018

This supplement No. 13 is part of the prospectus of Jones Lang LaSalle Income Property Trust, Inc. and should be read in conjunction with the prospectus. Terms used in this supplement No. 13 and not otherwise defined herein have the same meanings as set forth in our prospectus and any supplements thereto. The purpose of this supplement is to disclose:
•the components of NAV as of March 31, 2019;
•the status of our offering;
•the status of our share repurchase plan; and
•the recent share pricing information.

Components of NAV
The following table provides a breakdown of the major components of our NAV as of March 31, 2019:

	March 31, 2019
Component of NAV	Class A Shares	Class M Shares	Class A-I Shares	Class M-I Shares	Class D Shares	Total
Real estate investments (1)	$1,287,351,000	$714,074,000	$193,869,000	$198,479,000	$95,952,000	$2,489,725,000
Debt	(439,001,000)	(243,507,000)	(66,111,000)	(67,683,000)	(32,721,000)	(849,023,000)
Other assets and liabilities, net	37,843,000	20,991,000	5,698,000	5,834,000	2,821,000	73,187,000
Estimated enterprise value premium	None assumed	None assumed	None assumed	None assumed	None assumed	None assumed
NAV	$886,193,000	$491,558,000	$133,456,000	$136,630,000	$66,052,000	$1,713,889,000
Number of outstanding shares	73,138,318	40,505,870	10,989,003	11,253,166	5,448,111
NAV per share	$12.12	$12.14	$12.14	$12.14	$12.12

(1)	The value of our real estate investments was greater than the historical cost by approximately 6.0% as of March 31, 2019.
The following are key assumptions (shown on a weighted-average basis) that are used in the discounted cash flow models to estimate the value of our real estate investments as of March 31, 2019:

	Apartment	Industrial	Office	Retail	Other (1)	Total Company
Exit capitalization rate	5.31%	5.65%	5.58%	5.59%	6.25%	5.53%
Discount rate/internal rate of return (IRR)	6.50	6.27	6.25	6.30	7.89	6.37
Annual market rent growth rate	2.99	3.01	2.89	3.02	3.30	3.00
Holding period (years)	10.00	10.00	10.00	10.00	22.26	10.19

(1)
Other includes Chicago and South Beach parking garages. South Beach Parking Garage is subject to a ground lease and the appraisal incorporates discounted cash flows over its remaining lease term and therefore does not utilize an exit capitalization rate.

While we believe our assumptions are reasonable, a change in these assumptions would impact the calculation of the value of our real estate investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following impacts on our real estate investment value as of March 31, 2019:

Input
Discount Rate - weighted average	0.25% increase	(2.0)%
Exit Capitalization Rate - weighted average	0.25% increase	(2.8)%
Annual market rent growth rate - weighted average	0.25% decrease	(1.5)%
The fair value of our mortgage notes and other debt payable was estimated to be approximately $6,003,621 lower than the carrying values at March 31, 2019. The NAV per share would have increased by $0.04 at March 31, 2019 if the Company were to have included the fair value of its mortgage notes and other debt payable in its methodology to determine NAV.
Status of the Offering
We commenced our Second Extended Public Offering of up to $3,000,000,000 in shares of common stock on July 6, 2018, of which $2,700,000,000 in shares can be issued pursuant to our primary offering and $300,000,000 in shares can be issued pursuant to our distribution reinvestment plan.
As of March 31, 2019, we have received aggregate gross proceeds of approximately $121,111,000 including $45,155,000 from the sale of 3,673,267 Class A shares, $35,674,000 from the sale of 2,951,443 Class M shares, $1,000,000 from the sale of 80,822 class A-I shares, and $39,282,000 from the sale of 3,249,007 Class M-I shares pursuant to our primary offering. There were $2,578,889,000 in shares of our common stock in our primary offering available for sale. As of March 31, 2019, we have received approximately $31,070,000 pursuant to our distribution reinvestment plan, including $19,140,000 from the sale of 1,600,934 Class A shares, $7,302,000 from the sale of 609,170 Class M shares, $2,433,000 from the sale of 202,894 Class A-I shares and $2,195,000 from the sale of 182,846 Class M-I shares. There were $268,930,000 in shares of our common stock available for sale pursuant to our distribution reinvestment plan.
We are structured as an institutionally managed, daily valued perpetual-life REIT. This means that, subject to regulatory approval of our filing for additional offerings, we plan to sell shares of our common stock on a continuous basis and for an indefinite period of time. We will endeavor to take all reasonable actions to avoid interruptions in the continuous offering of our shares of common stock. There can be no assurance, however, that we will not need to suspend our continuous offering. The offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this offering at any time and to extend our offering term to the extent permissible under applicable law.
Since the beginning of 2012, we raised a total of approximately $1,721,926,000 through our ongoing public and various private offerings, as well as our distribution reinvestment plan. We raised a total of approximately $70,133,000 during the quarter ending March 31, 2019.  As of March 31, 2019, our total Company NAV across all share classes was approximately $1,713,889,000.
Share Repurchase Plan Status
During the quarter ended March 31, 2019, we redeemed 2,583,618 shares for a total of approximately $31,402,000 pursuant to our share repurchase plan. Shares are not eligible for repurchase for the first year after purchase except upon death or disability of the stockholder. Shares issued pursuant to our distribution reinvestment plan are not subject to the one-year holding period. Eligible share repurchases during the period from April 1, 2019 through June 30, 2019 are limited to approximately $85,694,000 which is 5% of the NAV of all classes of shares as of the last business day of the previous calendar quarter.

Recent Share Pricing Information
Below is the daily NAV per share, as determined in accordance with our valuation guidelines, for each business day from March 1 to March 31, 2019, for each of our classes of common stock:

Date	NAV per Share
	Class A	Class M	Class A-I	Class M-I	Class D (1)
March 1, 2019	$12.15	$12.18	$12.19	$12.19	$12.17
March 4, 2019	$12.15	$12.18	$12.19	$12.19	$12.17
March 5, 2019	$12.15	$12.18	$12.19	$12.19	$12.18
March 6, 2019	$12.15	$12.18	$12.19	$12.19	$12.18
March 7, 2019	$12.15	$12.18	$12.19	$12.20	$12.18
March 8, 2019	$12.15	$12.18	$12.19	$12.20	$12.18
March 11, 2019	$12.16	$12.19	$12.20	$12.20	$12.18
March 12, 2019	$12.16	$12.19	$12.20	$12.20	$12.18
March 13, 2019	$12.16	$12.19	$12.20	$12.20	$12.18
March 14, 2019	$12.16	$12.19	$12.20	$12.20	$12.19
March 15, 2019	$12.16	$12.19	$12.20	$12.20	$12.19
March 18, 2019	$12.16	$12.19	$12.20	$12.21	$12.19
March 19, 2019	$12.16	$12.20	$12.21	$12.21	$12.19
March 20, 2019	$12.17	$12.20	$12.21	$12.22	$12.20
March 21, 2019	$12.17	$12.20	$12.21	$12.22	$12.20
March 22, 2019	$12.17	$12.20	$12.21	$12.22	$12.20
March 25, 2019	$12.17	$12.21	$12.22	$12.22	$12.20
March 26, 2019	$12.17	$12.21	$12.22	$12.22	$12.20
March 27, 2019	$12.18	$12.22	$12.22	$12.23	$12.21
March 28, 2019	$12.19	$12.22	$12.23	$12.23	$12.22
March 29, 2019 (2)	$12.12	$12.13	$12.14	$12.14	$12.12

(1)	Shares of Class D common stock are currently being offered pursuant to a private placement offering.

(2)
On March 6, 2019, our board of directors approved a gross dividend for the first quarter of 2019 of $0.135 per share to stockholders of record as of March 28, 2019. The decrease in share price on March 29, 2019 reflects the accrual of this cash distribution.

Purchases and repurchases of shares of our common stock will be made based on the appropriate day’s applicable per share NAV. On each business day, our NAV per share for each public offered share class, is posted on our website, www.JLLIPT.com, and made available on our toll-free, automated telephone line, (855) 652-0277.